UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 25

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NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12497

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Altair Nanotechnologies Inc.

NASDAQ Stock Market LLC

 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

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3019 Enterprise Drive

Anderson, IN

46013

(775) 856-2500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

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Common Stock, $.001 par value

(Description of class of securities)

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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Altair Nanotechnologies Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 24, 2014	By:	/s/ Karen Werner	Interim Chief Financial Officer
Date	Name:	Karen Werner	Title